

April 24, 2012

<u>VIA E-Mail</u>
Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

> **Re: Liberty Property Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-13130**
>
> **Liberty Property Limited Partnership**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-13132**

Dear Mr. George J. Alburger, Jr.:

We have reviewed your response letter dated April 20, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011</u>

<u>Consolidated Statements of Cash Flows, pages 47 and 51</u>

1. We have considered your response to comment six. Please revise your deferred leasing costs footnote in future periodic filings to describe the nature of these costs and your basis for classifying them as an investing activity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant